SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                  Form 6-K

                          Report of Foreign Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934

                        For the month of April, 2001

                   CIBA SPECIALTY CHEMICALS HOLDING INC.

           (Exact name of Registrant as specified in its charter)

                             Klybeckstrasse 141
                                 4002 Basel
                                Switzerland

                  (Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

      Form 20-F x                                   Form 40-F


         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

       Yes                                                    No   x
           ----                                                  -----


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b))


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                   CIBA SPECIALTY CHEMICALS HOLDING INC.

On April 26, 2001, Ciba Specialty Chemicals Holding Inc., a stock corporation, issued a News Release announcing its first quarter 2001 financial results. A copy of this News Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

                                 EXHIBIT INDEX


                                                             Sequential
     Exhibit        Description                              Page Number

      99.1          News Release                                 5

                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  April 26, 2001                   CIBA SPECIALTY CHEMICALS
                                        HOLDING INC.,


                                        by /s/ Oliver Strub
                                           ---------------------------
                                           Oliver Strub
                                           Corporate Counsel


                                        by /s/ Peter Sidler
                                           ---------------------------
                                           Peter Sidler
                                           Senior Tax and Corporate
                                           Counsel